ANNUAL REPORT

PT Motion Works, Inc.

740 E Solana Circle, Solana Beach, CA 92075

888.796.8227

www.elliptigo.com



In this report, the term "we," "us," "our" or "the Company" refers to PT Motion Works, Inc. and its consolidated subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd.

The Company, having offered and sold shares of its Series D-1 Non-Voting Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. A copy of this report may be found on the company's website at www.elliptigo.com/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's business

PT Motion Works, Inc., through its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO, Ltd., designs, markets, sells and distributes elliptical bicycles and related accessories in the United States and around the world. We made our first sale in 2010 and since then have generated more than $40 million in revenue and shipped more than 25,000 elliptical and stand up cycles. At the end of 2018 we offered six models of elliptical bicycles: 3C, 8C, 11R, Arc 3, Arc 8 and Arc 24; and one model of stand-up bicycle called the SUB, which we introduced in 2018. In March of 2019, we introduced a new model called the Mountain Stand Up Bike (MSUB), our first bike designed to be ridden off-road. Later this year we intend to introduce another bike model and a stationary trainer system that will enable all of our cycles to be used in a stationary capacity.

We sell our products through four major channels: direct to consumer; retail; direct to commercial accounts and sports teams at the high school, college and professional levels; and international distributors. We sell direct to consumer primarily through our website, over the phone, and through Amazon.com. We have established relationships with more than 160 specialty retail locations in the United States and we expect to continue to add additional specialty retail partners as well as more mass-market retailers in the future. ElliptiGOs are currently being used by more than 200 high school, college and professional teams around the world and we are continuing to grow that market. Finally, we have established relationships with more than a dozen international distribution partners.

We hold 37 issued patents (26 utility, 11 design) in 7 countries and currently have 3 additional patents pending. In addition, we are the exclusive licensee of two patents issued in the United States and Taiwan that cover the use of the elliptical trainer motion to propel a vehicle that were granted to Larry Miller, the inventor of the indoor elliptical trainer (the "Miller patents"). We also have registered the ElliptiGO trademark in several countries with additional countries pending and hold more than 40 Internet domain names related to ElliptiGO and elliptical cycling. Our in-house team designs all of our products and we work with a manufacturing partner in Taiwan to have our products produced.

Our company is run by a team of 16 full-time and 1 part-time employees. In 2013 we installed an enterprise resource planning system (ERP) from NetSuite that is capable of scaling with our growth for the foreseeable future. As of December 31, 2018 we had more than $600,000 worth of inventory and more than $1 million in cash on hand.

The reason we are in business is because we believe that there is a very large opportunity for an outdoor recreation and exercise device that delivers the benefits of the indoor elliptical trainer while providing the utility and enjoyment of a conventional bicycle.

Introduced in 1995, the indoor elliptical trainer was the fastest growing segment of fitness equipment for more than a decade and is now one of the most popular forms of exercise in the world. In 2015, sales of elliptical trainers exceeded $1.2 billion in the United States alone and 28 million Americans used an elliptical trainer for exercise. Although the elliptical trainer dominates the fitness landscape, it has one major limitation: it is a stationary piece of equipment. We believe this constrains its utility and its popularity.

Studies show that most people prefer to exercise outdoors and that outdoor exercise is more beneficial than indoor exercise. This is supported by the fact that more runners run outdoors than on a treadmill and more cyclists ride outdoors than on a stationary bike.

2015 U.S. Participation Comparison

	Indoor	Outdoor
Running	30 million	48 million
Adult Cycling	36 million	38 million
Elliptical Training	28 million	**Opportunity**

2015 U.S. Sales Comparison

	Indoor	Outdoor
Running	$1.3B	No equipment
Adult Cycling	$0.5B	$2.2B
Elliptical Training	$1.2B	**Opportunity**

We believe that the elliptical trainer's popularity derives from its unique combination of being low-impact and comfortable while offering the opportunity for a vigorous workout. Running is vigorous, but it is a high-impact exercise. Cycling is low-impact, but most people find the bike seat and riding position to be uncomfortable. Many people also find that it takes much longer to get in a good workout while cycling than it does while running or using the elliptical trainer.

Our business thesis is if we can create an outdoor device that delivers similar benefits as the indoor elliptical trainer and performs similarly to a conventional road bike, then we should see a similar kind of adoption for this "elliptical bicycle" as we did for the elliptical trainer, only on a larger scale because of the relative sizes of the indoor and outdoor industries. If we are correct, then we believe a fully-developed outdoor elliptical bicycle market in the United States could attract between 40 million and 50 million participants and generate annual revenues of $1-2 billion. Globally, if we're right, we believe the industry could enjoy annual revenues of $3-5 billion.

Our company is built on this thesis and we believe in it wholeheartedly because we have seen categories like this develop in society consistently throughout the past several decades. The 1980s saw the mountain bike boom. In the 1990s snowboarding exploded in popularity. In the 2000s the elliptical trainer took over the cardio fitness landscape. More recently, stand-up paddleboards have become the "it" outdoor product. We believe that the elliptical bike category is well-positioned to become the next revolution in recreation and fitness and we believe that ElliptiGO's brand position and intellectual property portfolio will enable it to extract a significant amount of value from the growth of the industry.

Competition

Our primary competition consists of bicycles and indoor elliptical trainers. We believe that those are the substitute products that our target customers are purchasing instead of ElliptiGO products. The primary advantages these categories appear to have over our products are awareness, price point and general acceptance in society. We have made great strides in all three of these areas over the past seven years and we plan to continue to attack them by investing in marketing, introducing lower-priced products, and getting more influencers and customers riding our bikes.

After our primary competition of bicycles and indoor elliptical trainers, there are a handful of companies making outdoor stand-up cycles that compete with the ElliptiGO. We do not believe that any of these companies have achieved enough scale to materially impact our business at this point. We also believe that some of these competitors infringe on one or more patents that we hold. We have not enforced our intellectual property against them yet because they do not appear large enough to make doing so economically profitable for us and they do not appear to be adversely impacting our sales. However, if an infringer materially impacts the market, we do intend to enforce our intellectual property against them. Additionally, we are constantly on the lookout for a credible player to launch a competitive product and expect that will happen in the near future.

THE TEAM

Officers and directors

The following are the Company officers, who are employed full-time:

Bryan Pate	Co-founder, CEO, Director
Brent Teal	Co-founder, CTO, Director
Bryce Whiting	VP of Sales
Beth Visscher	VP of Operations

Bryan Pate

Bryan co-founded the Company in 2007 and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts for Palomar Technologies (formerly a division of Hughes Aircraft Co.), and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.

Brent Teal

Brent co-founded the Company in 2007 and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of experience designing and building new products for a wide range of industries. He is a former ultramarathoner, former Ironman triathlete and accomplished endurance athlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

Bryce Whiting

Bryce joined the Company in 2009 and leads the Company's sales and marketing efforts. He has more than 18 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a naval officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed 16 marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.

Beth Visscher

Beth joined the Company in December 2010 and leads the Company's customer service and operations teams. She has more than a dozen years of experience gained from operations roles at several companies including DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

Related party transactions

The Company has not engaged in any transactions with related parties in the last three years.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

Our patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently hold 37 issued patents and the license to two additional patents (the Miller patents), as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company currently has 3 patents pending and intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

The Company has entered into sublicensing discussions with three other entities so far. One of these discussions resulted in the consummation of a sublicense. During these discussions, one potential sublicensee raised concerns that the Miller patents are unenforceable and/or voidable under the doctrines of "anticipation" and "inequitable conduct." The "anticipation" challenge means that they believe there is prior art that invalidates some of the patent claims and the "inequitable conduct" challenge means that they believe the inventor acted in bad faith during the patenting process.

If the inequitable conduct argument proved meritorious in litigation, the patent would be rendered void. If the anticipation claim were successful, then those portions of the patent pertaining to the potential sublicensee's device might not be enforceable, although the remaining claims could remain enforceable. We disagree with these contentions and we believe that we will be able to successfully enforce these patents against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then one or both of the Miller patents could become unenforceable, which could significantly impact the value of our outstanding securities.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property

Because our product is a mechanical device related to the bicycle, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad.

Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and the value of our outstanding securities may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of our outstanding securities.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, the value of the Company's outstanding securities could be significantly and adversely affected.

This is a new and unproven industry

The elliptical cycle and stand up bicycle are completely new products that we have recently introduced into the crowded fields of cycling and outdoor fitness devices. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create an outdoor elliptical product that generates significant sales, rendering our intellectual property worthless.

Remember, most of our products overlap with two well established industries – bicycles and elliptical trainers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy elliptical cycles or stand up bikes. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of our outstanding securities will depreciate significantly.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price, which could dilute the value of our outstanding securities. In addition, even if the equity is not priced lower, the ownership percentage of our existing investors would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on our outstanding securities could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of the Company's outstanding securities.

There are several potential competitors who are better positioned than we are to take the majority of the market

The bicycle and fitness industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of our outstanding securities would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have conducted two product recalls so far. The first took place in October 2012 and affected approximately 200 ElliptiGO 11Rs. It was the result of a manufacturing defect in the carbon fiber drive arms that reduced the strength of the part. We are aware of four instances where a carbon fiber drive arm broke during normal operation and no injuries were reported. Because there were so few customers involved, we were able to contact all of them and replace all of their drive arms. We also switched drive arm suppliers as a result of this issue.

In October 2013 we initiated our second recall. This recall involved approximately 8,000 ElliptiGO 3C, 8C and 11R models. This recall was prompted by a single fork getting through our manufacturing process and quality control checks without being properly welded and ten instances where a drive arm had detached from its respective crank arm because of overtightened screws. One person fell after their drive arm detached, causing minor lacerations. They did not make a request for compensation for any injuries. This recall was concluded in 2014.

Our products have also been included in a recall conducted by a third-party. In 2017 the component manufacturer SRAM initiated a recall on one of its brake models because of a manufacturing defect. Approximately 1400 of our 11R models were affected. We are aware of no injuries caused by the manufacturing defect and believe that the recall has been conducted effectively by SRAM and its partners.

Recalls are an inherent risk in this industry and we expect that there will be additional recalls of elliptical bicycles in the future. We believe we now understand the recall process and have established procedures to deal with recalls in the future.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that our recently-launched lower-priced product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of our outstanding securities.

We may face technological challenges

We may discover that the optimal retail price points for our products are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of our outstanding securities.

The nature of the product means there is a high likelihood we will continue to face product liability lawsuits

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to the elliptical bike. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating subsidiaries, ElliptiGO Incorporated and ElliptiGO, Ltd., which would significantly reduce the value of our outstanding securities.

We are not currently a named party in any lawsuits and we are not aware of any other pending lawsuits against the company at this time. However, it is likely that in the future we will be a named defendant in a lawsuit alleging an injury was suffered as a result of our product being defectively designed and/or manufactured.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of the Company's securities.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in Taiwan to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, the value of an investment in the Company could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We purchase our bicycle products in New Taiwan dollars from our partner in Taiwan. As a result, the price we pay for our bicycle products in U.S. dollars depends on the exchange rate between the U.S. dollar and the New Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the New Taiwan dollar, our bicycle products will likely cost us more to purchase and adversely impact the economics of our business and the value of our outstanding securities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of our outstanding securities.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us

We extend credit terms to many of our retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely affect the value of our outstanding securities.

In November 2018, our largest and most successful retail partner, Performance Bicycles, filed a Chapter 11 bankruptcy. At the time of filing, Performance owed us $272,602. It is unlikely that we will receive any compensation from the bankruptcy estate. This bankruptcy resulted in the closure of all 65 Performance stores that were carrying ElliptiGO. As a result, we lost more than 25% of our total retail coverage in the United States. Performance also conducted a liquidation sale where it sold approximately 300 ElliptiGO bikes at heavily discounted prices in the first quarter of 2019.

It is possible that other partners will file bankruptcy in the future and we will be owed a significant amount of money which they will fail to pay.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows the owners of 20% or more of the voting securities of the Company, as of April 27, 2018.

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Bryan Pate	950,000 shares of Common Stock	21.4%
Brent Teal	1,050,000 shares of Common Stock	23.7%

Classes of securities

The following description summarizes the most important terms of the Company's capital stock.

Common Stock

The Company is authorized to issue up to 6,000,000 shares of common stock. There are a total of 2,094,526 shares currently outstanding as of April 29, 2019.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

Preferred Stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock:

- 1,146,664 shares have been designated as Series A-1 through Series A-4 Preferred Stock (together, the "Series A Preferred Stock") and are issued and outstanding,
- 415,000 shares have been designated as Series B Preferred Stock and are issued and outstanding,
- 340,908 shares have been designated as Series C and Series C-1 Preferred Stock and are issued and outstanding,
- 620,000 shares have been designated as Series D Preferred Stock, of which 255,720 are issued and outstanding, and
- 153,843 have been designated as Series D-1 Preferred Non-Voting Stock (the "Series D-1 Preferred Stock") of which 153,815 are issued and outstanding.

Conversion Rights

Shares of preferred stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company's common stock at the then-applicable conversion rate. At the date of this report, the conversion rate for each series of preferred stock is one share of common stock, per one share of preferred stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of common stock.

Additionally, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate net cash proceeds to the Company of not less than $20,000,000, or, in the case of each series, upon the receipt by the Company of a written request for such conversion from the holders of 66 2/3% of the then outstanding shares of that particular series voting as a single class and on an as-converted basis. Shares converted automatically will convert in the same manner as a voluntary conversion.

Voting Rights

Holders of Series D-1 Preferred Stock do not have voting rights. However, each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock (the "Voting Preferred Shares") is entitled to that number of votes equal to the number of votes of shares of common stock into which such shares are convertible. Fractional votes are not permitted and if the conversion of preferred shares results in a fractional share, it will be disregarded. Holders of Voting Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

The holders of the Voting Preferred Shares are parties to an Amended and Restated Investors' Rights Agreement, dated July 9, 2010 (the "Investors' Rights Agreement"), which contains terms relating to the election of directors. This agreement provides for the continued election of the founders, Bryan Pate and Brent Teal, as the directors of the Company.

Preemptive Rights

The Series D-1 Preferred Stock does not include a right of first offer. However, under the Investors' Rights Agreement, each holder of a Voting Preferred Share has a right of first offer to purchase up to its pro rata share of any equity securities offered by the Company on the same price, terms and conditions as the Company offers such securities to other potential investors. This right does not apply to (i) the issuance of equity interests to employees, consultants, officers or directors of the Company pursuant to stock purchase or stock option plans approved by the board of directors, (ii) the issuance of securities in connection with acquisition transactions approved by the board of directors, (iii) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the board of directors, (iv) the issuance of securities in a "Qualified IPO" (a public offering raising at least $20,000,000), or (v) shares issued in connection with stock splits, stock dividends or like transactions. The right of first offer terminates immediately prior to: (i) a Qualified IPO, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a merger, consolidation or other reorganization of the Company resulting in the transfer of 50% or more of its voting power.

Dividend Rights

All holders of preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on the Company's common stock. The right to receive dividends is not cumulative and no right to dividends accrues to holders of preferred stock by reason of the fact that dividends are not declared or paid. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, or the occurrence of a merger, acquisition or winding up of the Company (each a "liquidation transaction"), all holders of preferred stock are entitled to a liquidation preference that is senior to holders of the common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows:

- $1.00 per share for each share of Series A-1 Preferred Stock,
- $1.07 per share for each share of Series A-2 Preferred Stock,
- $1.65 per share for each share of Series A-3 Preferred Stock,

- $3.00 per share for each share of Series A-4 Preferred Stock,
- $5.00 per share for each share of Series B Preferred Stock,
- $6.00 per share for each share of Series C Preferred Stock,
- $6.25 per share for each share of Series C-1 Preferred Stock,
- $6.50 per share for each share of Series D Preferred Stock, and
- $6.50 per share for each share of Series D-1 Preferred Stock

in each case plus any declared but unpaid dividends. If, upon such liquidation transaction the assets and funds that are distributable to the holders of preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of preferred stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the preferred stock and the common stock based on the number of shares of common stock held by each, assuming conversion of all such shares of preferred stock into common stock.

Co-Sale Right

The Series D-1 Preferred Stock does not include a co-sale right. However, under the Investors' Rights Agreement, if either of the founders propose to sell or otherwise transfer any stock held by them to a third party who is not an investor, the founders shall first give notice of such transfer to all holders of preferred stock not also participating in such sale (the "Nonparticipating Investors"). Such notice shall specify the number of shares being transferred and the price per share. The Nonparticipating Investors shall then have ten days to provide the founders with notice of their intent to sell a pro rata portion of their holdings in lieu of the proposed sale by the founder, with the pro rata amount being determined on the basis of the total number of shares held by the particular Nonparticipating Investor relative to the total holdings of the other Nonparticipating Investors and the founder(s) providing notice. Following the expiration of the ten (10) day period, the founder may then transfer its shares and the shares of the Nonparticipating Investors that elected to participate on substantially the same terms as set forth in the notice.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. Holders of the Series D-1 Preferred Stock sold in the offering under Regulation Crowdfunding do not have voting rights. Upon conversion of Series D-1 Preferred Stock, holders will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, holders of Series D-1 Preferred Stock will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities,

Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial condition

The Company's wholly owned operating subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. generate revenue by selling elliptical bicycles and related accessories in the United States and around the world. U.S. sales have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes royalty payments made under the license agreement for the Miller patents, which are 4% of the gross amount that the Company's operating entities receive in exchange for an elliptical cycle and one-half of any monies paid by sublicensees who have entered into a sublicense of the Miller patents. The Arc family of elliptical cycles and the Stand Up Bike product(s) are excepted from this payment requirement and are sold royalty-free.

Results of operations -- Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

2018 was a solid year for the Company as we were on pace to achieve our goal of being cash-flow positive until our largest retail partner, Performance Bicycle, declared bankruptcy in November 2018. Revenues in 2018 decreased slightly from $4,871,832 in 2017 to $4,786,735 in 2018.

Cost of sales

Cost of sales in fiscal year 2018 were $2,933,735, also slightly lower than 2017's cost of sales of $2,967,331. The decrease in cost of sales paralleled the slight decrease in revenues.

Gross margins

Gross profit decreased slightly from $1,904,501 in 2017 to $1,853,000 in 2018. Gross margins as a percentage of revenue decreased from 39.1%% in 2017 to 38.7% in 2018. This decreased performance was primarily driven by increased discounting of our lower-margin Arc product and sales of our SUB product, which also has lower margins than our long-stride product line.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in fiscal year 2018 were $2,283,689, a reduction of $1,046,618. This decrease was primarily related to the sales force restructuring that took place in Q3 2017 and a reduction in marketing expenditures.

Liquidity and capital resources

Since its inception in 2007, the Company has raised $9,186,751.28 in equity in six rounds of funding, including amounts raised in a recently completed offering under Regulation Crowdfunding of the Securities Act and in a private placement. See "Recent offerings of securities" below. In addition, its subsidiary, ElliptiGO Incorporated, has issued three notes, two of which have been fully repaid and one of which is currently outstanding. The current outstanding note was issued to the investor group in March, 2019 in exchange for $500,000 in cash. The company ended 2018 with more than $1,000,000 in cash on hand.

The Company intends to use the proceeds from the crowdfunding offering and the private placement to support continued marketing efforts, to support new product development and to fund working capital. The Company believes that the cash on hand (including the outstanding note) will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

Indebtedness

As of December 31, 2018, the Company had no material indebtedness other than loans for vehicles and credit card charges that are paid off on a monthly basis. In March 2019, the company took a $500,000 term loan from its investor group at a 10% simple interest rate to ensure that it had plenty of cash reserves to support it through the initial inventory build up for the MSUB launch. That loan remains outstanding as of April 29, 2019 and the term ends in March 2020. There is no prepayment penalty for the loan.

Recent offerings of securities

In August 2014, the Company completed an exempt offering under Rule 506(c) of the Securities Act of 174,226 shares of its Series C-1 Preferred Stock at a price of $6.25 per share, for total proceeds of $1,088,912.50. Proceeds were used to maintain marketing efforts, add sales staff and support the development of the Arc family of products.

In March 2017, the Company completed an offering under Regulation Crowdfunding under the Securities Act of 153,815 shares of its Series D-1 Preferred Stock at a price of $6.50 per share, for total proceeds, before expenses, of $999,797.50. Proceeds were used to expand marketing efforts, support the launch of two new Arc models and support the development of the custom stationary trainer and our next generation product family.

In April 2018, the Company received total proceeds of $1,662,229 from an offering under Rule 506(c). The Company is not currently raising equity capital.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.